Name of Issuer		Blyth Industries Inc.
Title of Class of Securities	common
CUSIP Number		09643P108

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-0256630
#4	Maryland
#5	1,482,700
#6	0
#7	4,767,830
#8	0
#9	4,767,830
#11	9.7%
#12	PN	IA
Item 1.
(a)	Blyth Industries Inc.
(b)	100 Field Point Road
Greenwich, CT 06830
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership, and a
registered investment advisor.
(b)	One South Street
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general partner is a citizen of the United States of America.
(d)	common
(e)	09643P108
Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)
Item 4.
(a)	4,767,830 shares of common stock
(b)	9.7%
(c)
(i)	1,482,700 shares
(ii)	0 shares
(iii)	4,767,830 shares
(iv)	0 shares
Item 5.	Not Applicable
Item 6.	Not Applicable
Item 7.	Not Applicable
Item 8.
Identification and classifications of members of the group:
In additions to the shares presented in this Form 13G, Bankers
Trust Corporation, a limited partner with 50% interest in Alex.
Brown Investment Management, beneficially owns 0.78% of
Blyth Industries, Inc.  This ownership was disclosed in a separate
13G filed by Bankers Trust Corporation.

Item 9.	Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership



By:
J. Dorsey Brown, III
Chief Executive Officer

Date:  August 7, 1998